Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Year Ended December 31,	Year Ended December 31,	Seven Months Ended December 31,	Year Ended May 31,
(In thousands)	2013	2012	2012	2011	2010	2010	2009	2008
Income (loss) before income taxes	($24,789)	$9,521	($17,460)	$117,479	($2,959)	$103,536	$44,398	$40,154
Plus fixed charges:
Interest expense	3,337	2,595	11,121	13,546	7,796	1,481	1,692	296
Debt cost amortization	1,300	1,259	5,066	5,264	1,891	512	470	0
Write off of unamortized deferred debt issuance costs	0	0	0	1,940	0	0	0	0
Portion of rents representative of an appropriate interest factor	1,095	1,871	6,158	6,734	3,664	3,439	3,295	2,990

Total fixed charges (1)	$5,732	$5,725	$22,345	$27,484	$13,351	$5,432	$5,457	$3,286
Adjusted earnings (2)	($19,057)	$15,246	$4,885	$144,963	$10,392	$108,968	$49,855	$43,440
Ratio (2 divided by 1)	(3.3)	2.7	0.2	5.3	0.8	20.1	9.1	13.2
Fixed charges deficiency	$24,789	$0	$17,460	$0	$2,959	$0	$0	$0
Rent Expense	$3,287	$5,620	$18,493	$20,223	$11,003	$10,328	$9,895	$8,980
Interest Factor at 33.3%	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%

Portion of rents representative of an appropriate interest factor	$1,095	$1,871	$6,158	$6,734	$3,664	$3,439	$3,295	$2,990